Issuer Free Writing Prospectus, dated January 18, 2023

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-255327

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$500,000,000 8.875% Senior Notes due 2030

January 18, 2023

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation

Title of Securities:	8.875% Senior Notes due 2030

Aggregate Principal Amount:	$500,000,000 (upsized from $400,000,000)

Final Maturity Date:	April 15, 2030

Issue Price:	100.000%, plus accrued interest, if any, from January 25, 2023

Interest Rate:	8.875%

Yield to Maturity:	8.875%

Interest Payment Dates:	April 15 and October 15, beginning on October 15, 2023

Interest Record Dates:	April 1 and October 1

Optional Redemption:	Make-whole call at T+50 until April 15, 2026

On or after April 15, 2026 at the prices set forth below for the twelve-month period beginning on April 15 of the years indicated below, plus accrued and unpaid interest:

Year	Percentage
2026	104.438%
2027	102.219%
2028 and thereafter	100.000%

Equity Clawback:	Up to 35% at 108.875% prior to April 15, 2026

Joint Book-Running Managers:

Wells Fargo Securities, LLC

SMBC Nikko Securities America, Inc.

BofA Securities, Inc.

BNP Paribas Securities Corp.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

Co-managers:	Comerica Securities, Inc.

Trade Date:	January 18, 2023

Settlement Date:	January 25, 2023 (T+5)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC Registered

CUSIP / ISIN Numbers:	CUSIP: 37185LAN2 ISIN: US37185LAN29

Changes to Preliminary Prospectus Supplement	At September 30, 2022, on a pro forma basis after giving effect to the application of the net proceeds of this offering as described herein, we would have had approximately $3.0347 billion of total indebtedness (excluding $4.5 million in respect of outstanding letters of credit), none of which would be secured indebtedness to which the notes would be effectively junior (to the extent of the value of the collateral securing such indebtedness), and we would have approximately $645.5 million of borrowing capacity available under our $650.0 million credit facility, subject to compliance with financial covenants, for additional secured borrowings, which would be effectively senior to the notes. In the pro forma column under “Capitalization” at page S-31, the amount of cash and cash equivalents is $32.6 million, the revolving credit facility is $0, the amount of the 2030 Notes offered hereby is $500 million, the amount of total long-term debt is $3.0347 billion and the total capitalization is $4.9140 billion. Our net proceeds from the offering are approximately $491 million.

General

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated January 18, 2023. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering as supplemented hereby, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.